UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15-12G/A
Amendment No. 1

Commission File Number 000-49815

MEGOLA INC.

(Name of issuer in its charter)

Nevada	88-0492605
(State or other jurisdiction of	(I.R.S. employer identification number)
Incorporation or organization)

704 Mara St., Suite 111
Point Edward, ON, Canada	N7V 1X4
(Address of principal executive offices)

Common Stock, $0.001 Par Value Per Share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

We filed a Form 15 on April 8, 2009. In this regard, we are withdrawing the subject filing as having been filed in error. The original Form 15 filing is hereby superseded and revoked. We will now be required to submit filings under Section 12g of the Securities Exchange Act of 1934, as amended.

Approximate number of holders of record as of the certification or notice date: 143

Pursuant to the requirements of the Securities Exchange Act of 1934, Megola Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 20, 2009	By:	/s/ Joel Gardner
		Name:	Joel Gardner
		Title:	President